Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 29, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1235
                 Quality Dividend Strategy Portfolio, Series 10
                       File Nos. 333-198501 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1235, filed on August 29, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Quality Dividend Strategy Portfolio, Series 10 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection -- Guggenheim US High Dividend Strategy -- Security Selection Rules

     1. In step 4, please clarify that the equally weighted securities will each constitute 2% of the Trust's portfolio. In addition, please change "portfolio limits" to "strategy limits."

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- Guggenheim US SMID High Dividend Strategy -- Security Selection Rules

     2. In step 4, please clarify that the equally weighted securities will each constitute 0.5% of the Trust's portfolio. In addition, please change "portfolio limits" to "strategy limits."

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Security Selection -- Guggenheim International Dividend Strategy -- Security Selection Rules -- Portfolio Diversification & Concentration Rules

     3. Please clarify this section so that it is clear that the equally weighted securities will each constitute 0.83% of the Trust's portfolio and that these diversification restrictions apply only to this strategy and not the full Trust portfolio.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Hypothetical Performance Information

     4. Please fill in the hypothetical performance numbers in the "Hypothetical Comparison of Total Return" and "Hypothetical Comparison of Average Annual Return for the Periods Ending December 31, 2013" tables.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Risks

     5. Please add a risk stating that the securities selected by the Trust may perform poorly.

     Response: An investment strategy risk has been added in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren